UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-December 2022	2

Disclaimer This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and its operations, including its environmental, social and governance commitments and targets. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views or aspirations of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. The information contained herein should therefore only be considered in conjunction with Telefónica’s consolidated financial statements for the year ended December 31, 2022, as filed with the CNMV and the SEC, as well as other publicly available information regarding the Company. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s consolidated financial statements and consolidated management report for the year 2022 submitted to the CNMV, in Note 2, page 13 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. 1

Key takeaways Mr. José María Álvarez-Pallete Chairman & CEO

Our strategic framework 2 2019 plan based on 5 key decisions; aiming at long term impact and value creation Spain, Brazil, Germany and the UK: Key markets Telefónica Tech launch Creation of Telefónica Infra Operational spin-off of the businesses in HispAm New operating model • Cutting-edge operators • Units at the forefront of Technology • All options open in T. Hispam • Agility to capture opportunities • Synergy model/economies of scale • Optimise capital allocation 3 1 2 4 5

Delivering on commitments Proactive management Back on growth track at revenue, OIBDA & FCF level Consistent and predictable financial performance (guidance fulfilled in the last 6 years) Outstanding shareholder remuneration Price action in all markets Mitigating inflation pressure Prioritising investments, addressing challenges In-market consolidation Embracing industry-wide transformation Strong ESG; ratings, performance, priorities Resilience, execution, delivery 3 Progressing on regulatory priorities Sector bringing back rationality (spectrum auctions) Pursuing fairer regulatory environments Fair share consultation process Leveraging on opportunities

39.8 64.5 Dec-19 Dec-22 (m) Total FTTH (PPs) Legacy switch off Traffic growth/customer (Gbytes/month) Digitalised processes (%) Coverage 4G (% pop) Pioneers in Telco Cloud paradigm x1.6 79% 90% Dec-19 Dec-22 Coverage 5G (% pop) 487 2,236 Dec-19 Dec-22 85% >80% +11 p.p. 69% 83% Dec-19 Dec-22 +14 p.p. 236 468 Dec-19 Dec-22 3.8 7.6 Dec-19 Dec-22 FBB MBB x2.0 x2.0 l l Open Broadband Open RAN Multi Edge Computing -53% since 2017 >25% COs 2G Since 2021 3G 2025 E Virtualisation & softwarisation Focus on executing our strategy 4

344.3 383.1 Dec-19 Dec-22 Revenue (organic y-o-y) 3.2% 4.0% FY 19 FY 22 Accesses (m; y-o-y) +11% Dividends + SBB (€bn) Shareholders Equity (€bn) Customer growth Accelerated profitable growth Shareholder remuneration; EquityRobust FCF; Net debt decline Improved revenue mix 64% 73% 34% 27% FY 19 FY 22 FCF (€bn) Net debt (€bn) 17.9 FY 19 - FY 22 BB & SoC o/total service revenue Voice & Access o/total service revenue 37.7 26.7 FY 19 - FY 22 17.2 25.1 FY 19 - FY 22 9.0 FY 19 - FY 22 -€11bn Advancing in the transformation of our company +46% CapEx/Sales organic 15.0% 14.8% FY 19 FY 22 Declining CapEx/sales 5

2022: Strategy execution adds quality growth

Steady progress through 2022
Revenue, OIBDA & OIBDA-CapEx growth

Delivered 2022 updated guidance
Mitigating impacts from macro challenges

Cost efficiencies offset headwinds
Stable OIBDA margin (FY 22 y-o-y org.)

Disciplined capital allocation
Robust FCF, well covered DVD, high liquidity

Strengthened competitive position

- **Spain;** improved commercial momentum; 7 straight quarters of top-line growth
- **Brazil;** reinforced market leadership, record net-adds, double digit reported growth in revenue & OIBDA
- **Germany;** record commercial traction on state-of-the-art network, healthy revenue & OIBDA growth
- **UK:** operational progress; strong OIBDA growth on synergy delivery

Looking ahead

- **T. Tech;** built new capabilities to sustain growth
- **T. Infra;** executing fibre roll-outs, build optionality
- **T. Hispam;** growth captured, increased optionality
- **B2B** accelerating more towards **digitalisation**

Solid sustainability record; enabling positive impact towards the UN Sustainable Development Goals of >€95bn annually

6 Telefónica

Resilient performance in a challenging year FY 22 Revenue y-o-y organic +4.0% Growth across the board FY 22 OIBDA y-o-y organic +3.0% Stable underlying OIBDA Net debt €26.7bn Leverage reduction YTD to 2.54x FCF FY 22 €4,566m +72.5% y-o-y 7 Solid revenue mix, service revenue growth, B2B strength 2022 reported revenue growth (+1.8% y-o-y), 1st time since 2015 Robust FCF performance; €0.80 FCFs comfortably covering DPS Prudent debt management; maturities covered over 3yr FY 22 € in millions Reported + 50% VMO2 JV Organic y-o-y Revenue 45,978 4.0% OIBDA 15,066 3.0% OIBDA-CapEx (ex-spectrum) 8,067 1.8% FY 22 € in millions Reported Reported y-o-y Revenue 39,993 1.8% OIBDA 12,852 (41.5%) OIBDA Underlying 12,940 (0.6%) Net Income 2,011 (75.3%) FCF (incl. leases principal payments) 4,566 72.5% Net Financial Debt ex-leases 26,687 2.3%

Delivering on our commitments; we are predictable 2022 Dividend €0.30/share Dec-22 €0.15/sh. (cash) Jun-23 €0.15/sh. (cash) 2022 calendar payments Jun-22 €0.15/sh.; voluntary scrip Dec-22 €0.15/sh.; cash 139m treasury stock cancelled April 22 8 2022 guidance organic including 50% of VMO2 Shareholder remuneration Targets Initial 2022 guidance Updated 2022 guidance FY 22 Revenue “Low single digit growth” “High-end of low single digit growth” 4.0% OIBDA “Low single digit growth” “Mid-to-high-end of low single digit growth” 3.0% CapEx/Sales (ex spectrum) Up to 15% Maintained up to 15% 14.8%

Pressing ahead with ESG priorities, getting recognition

	Environmental	Social	Governance
Key targets	▶ **Net-zero** by 2040 (SBTi validated) ▶ **100% renewables** by 2030 ▶ **Zero-waste** by 2030	▶ **>90%** MBB rural coverage by 2024[1] ▶ **33%** women directors by 2024 ▶ **Zero adjusted pay gap** by 2024[2]	▶ **Zero-tolerance** of corruption ▶ **30-35% sustainability linked financing by 2024**[3] ▶ **Parity**[4] in top governing bodies by 2030

ESG rankings & recognitions

ESG ranking/recognition	TEF performance	Detail
CDP	**Climate A List**	9th consecutive year
CDP	**Supplier Engagement Leader**	3rd consecutive year
World Benchmarking Alliance	**#1 worldwide**	Digital Inclusion Benchmark
	#1 worldwide in sector	Social Transformation Baseline Assessment
Bloomberg	**1 of 17 telcos included worldwide**	6th consecutive year
Ranking Digital Rights	**#1 in sector**	Leader across all categories (privacy, governance and freedom of expression)

ESG analysts' ratings

ESG analyst	TEF rating	Relative position
FTSE Russell	**4.4**/5	1st (sector) **Member of FTSE4Good**
ISS ESG	**B-**	**1st decile** (sector)
MSCI	**A**	**Avg.** in telco sector
S&P Global Ratings	**86**/100	Top 10 in sector (worldwide) **Member of DJSI Europe**
ESG Industry Top Rated	**15.2** (low risk)	**6th** / 223 (sector)
V.E	**67**/100	**2nd** / 33 (sector)

[1] Core markets. As of Dec-22: Brazil >80%, Germany 99%, Spain >94%, UK >99%
[2] Adjusted pay gap: equal pay for jobs of equal value (+/-1%)
[3] Financing includes balance-sheet debt, hybrids and undrawn committed credit lines
[4] Parity defined as not less than 40% of each gender represented

9 Telefónica

Q4 22 Results Mr. Ángel Vilá COO

Sequential acceleration in Revenue, OIBDA & OIBDA-CapEx Q4 22 Revenue y-o-y organic +3.9% Growth across the board Q4 22 OIBDA y-o-y organic +3.5% Stable OIBDA margin y-o-y Net debt Dec-22 €26.7bn Reduction of €2bn in Q4 22 FCF Q4 222 €2,093m +77.7% y-o-y 10 Service revenue +1.3 p.p. q-o-q to +4.1% y-o-y org.; B2B +1.4 p.p. to +7.9% y-o-y org. Reported: 3rd straight Q of rev. growth, 2nd Q of underlying OIBDA growth FCF improvement along the year, Q4 strongest Debt decline; €1,750m ESG financing Q4 22 € in millions Reported + 50% VMO2 JV Organic y-o-y Revenue 11,751 3.9% OIBDA 3,802 3.5% OIBDA-CapEx (ex-spectrum) 1,677 4.7% Q4 22 € in millions Reported Reported y-o-y Revenue 10,200 5.4% OIBDA 3,259 139.2% OIBDA Underlying 3,419 6.0% Net Income 525 c.s. FCF (incl. leases principal payments) 2,093 77.7%

Structurally positioned to offset inflationary pressures 11 Structural advantage; operating in high-inflation LatAm markets for decades Managing top line through pricing power and inflation pass through Improving customer metrics (NPS and churn) T. Tech revenue +33.7% y-o-y in Q4 22 Managing OpEx Lower weight of personnel expenses than peers (13% o/Group revenues) Long-term hedging on energy in place, >60% for 2023 Long terms PPAs; 100% electricity renewable in core markets, PER and CHL Environmental impact per petabyte of FTTH <18x than cooper; per PB 4G/5G <7x 2G/3G Generating efficiencies (simplification, digitisation, synergies …) CapEx peak behind; advanced FTTH deployment, new partner-models Legacy shutdown opportunity (Spain cooper decommission in 2024) Active tax management, proactive debt refinancing adding to FCF

Spain KPIs Reinforced leading position in a more rational market 89.2 90.4 36 42 1.4% 1.2% NPS (%)Conv. ARPU (€) 26.9 28.1 11.8 12.4 0.0 5.0 10.0 15.0 20.0 25.0 30.0 CapEx/Sales (organic) & Coverage Revenue & OIBDA growth (y-o-y organic) 12 0.1% (1.0%) (5.3%) 0.6% (0.6%) (3.3%) Service Rev. OIBDARevenue Business turnaround Superior value, leading NPS & churn Defended revenue share Service revenue stabilised Retail revenue recovery Top wholesale player Exceling in efficiency Stronger NGN (FTTH & 5G) Accesses (m) Dec-22Dec-21 FY 21 FY 22 FY 21 FY 22 Conv churn (%) CapEx/Sales (%)FTTH PP (m) FY 22FY 21 4.8 3.0 15.2 4.65.0 3.2 15.1 4.5 Wholesale fibre ContractRetail fibre Convergent

Spain Convergent KPIs Service revenue back to growth after 3 years 90.4 91.1 90.1 90.1 90.3 1.4% 1.3% 1.1% 1.2% 1.0% Churn (%)ARPU (€) Revenue OIBDA 40% 37% 36% 37% 39% 26% 27% 25% 24% 23% OIBDA-CapExOIBDA Margins (organic) Revenue & OIBDA growth (y-o-y organic) 13 Q3 22 Q4 22Q4 21 Q1 22 Q2 22 0.5% 0.9% 1.3% 0.2% 0.2% (3.4%) (4.9%) (3.4%) (2.8%) (2.1%) Q3 22 Q4 22Q4 21 Q1 22 Q2 22 Improving KPIs in a rational market (leading NPS 42%; lowest churn since Q1 15) FBB & contract net adds in Q4 22 Tariff update in Q1 23 (+6.8% avg) Service Rev. +0.6% y-o-y in Q4 22 OIBDA trend improved sequentially Benchmark (OIBDA-CapEx)/sales (25% FY 22) Supporting circular economy (buyback of devices) Net adds (k) (29) 6 3 1 (71) (56) 3 14 (42) (27) (26) (9) Q1 22 Q2 22 Q3 22 Postpaid Convergent Q4 22 FBB Q3 22 Q4 22Q4 21 Q1 22 Q2 22

Germany Fixed BB net adds (k) Revenue OIBDA 1.6% 5.2% 5.8% 6.0% 6.6% (2.2%) 7.0% 3.1% 4.2% 6.6% Q4 21 Q1 22 Q2 22 Q3 22 Q4 22 Margins (organic) OIBDA-CapExOIBDA Revenue & OIBDA organic growth 7 (10) 5 19 18 Q4 21 Q1 22 Q2 22 Q3 22 Q4 22 31% 31% 32% 31% 31% 8% 18% 17% 15% 17% Q4 21 Q1 22 Q2 22 Q3 22 Q4 22 Postpay net adds (k) 518 287 374 304 264 Q4 21 Q1 22 Q2 22 Q3 22 Q4 22 14 Solid commercial traction & sustained financial momentum Successful completion of 3-yr ‘Investment for Growth’ programme, 5G pop coverage >80% 3rd time in a row ‘very good’ in connect magazine’s mobile network test Sustained Revenue and OIBDA growth on strong own brand performance M4M announced for ‘O2 Mobile’ portfolio ESG leadership: Ranked 3rd in sector by Sustainalytics & included in Bloomberg GEI

Virgin Media O2 93 101 114 115 188 129 11 13 47 79 Improved growth and operational progress Strong customer growth 1.3m Volt converged customers 16.1m PPs; 5G in >1.6k towns & cities Q4 22 revenue and OIBDA growth Synergies target exceeded: 30% of annualised run-rate Achieved “Advancing level” in the Carbon Trust’s Route to Net Zero (0.7%) (0.1%) 0.2% (0.6%) 0.4% (1.1%) 2.6% 4.8% 8.1% 9.9% 33% 37% 38% 38% 37% 13% 18% 19% 16% 17% Fixed network build (k PPs) Postpay net adds (k) Revenue OIBDA Margins (organic) OIBDA-CapExOIBDA All organic according to Telefonica criteria Q4 21 Q1 22 Q2 22 Q3 22 Q4 22 15 Revenue & OIBDA growth (y-o-y organic) Q4 21 Q1 22 Q2 22 Q3 22 Q4 22 Q4 21 Q1 22 Q2 22 Q3 22 Q4 22 Q4 21 Q1 22 Q2 22 Q3 22 Q4 22

Brazil 19.6 20.5 21.0 22.3 23.3 29.0 Strengthened leadership in FTTH & contract Revenue +31% / OIBDA +27% (Q4 22 in € terms) Organic OIBDA margin >40% in Q4 22 20% CapEx/Sales FY 22: investment peak OIBDA-CapEx +5.1% in FY 22 Leader in ESG ratings: CDP A List, Bloomberg GEI, 2nd on ISE B3 Accesses growth (y-o-y) FTTH Premises passed (m) Double digit growth in Q4 revenue & total accesses 8% 7% 20% 18% 18% 36% 29% 25% 21% 19% FTTHContract 2.8% 4.6% 11.1% 10.6% 10.1% 1.7% 1.6% 8.5% 12.3% 6.6% Revenue OIBDA 45% 41% 40% 43% 44% 25% 25% 19% 22% 24% OIBDA-CapExOIBDA Revenue & OIBDA growth (y-o-y organic) Margins (organic) Q4 21 Q1 22 Q2 22 Q3 22 Q4 22 16 Dec-21 Mar-22 Jun-22 Dec-24ESept-22 Q4 21 Q1 22 Q2 22 Q3 22 Q4 22 Q4 21 Q1 22 Q2 22 Q3 22 Q4 22Dec-22

Tech, strong growth on resilient demand of next generation IT

T. Tech Revenue (€m)



y-o-y
+33.6%
+57.1%
x2.1
Constant Perimeter ~+27%
706
944
1,482
FY 20
FY 21
FY 22

- **Strong commercial activity** across businesses
  - **FY 22 Bookings >+50%** y-o-y
- **Revenue profile improved** (constant perimeter + M&A)
  - Higher weight of Managed & Professional Services
  - Better-balanced footprint
- **New partners on board:** Qualys, Checkpoint, Livall
- **Reinforced credentials** by increasing **customer base, Partners' accreditations** and **Industry Analysts recognition**

Our people, our asset

Headcount evolution (k)



x2.4
~80% in Europe
2.5
4.0
6.0
Dec-20
Dec-21
Dec-22

Talent Source



M&A
37%
28%
Telefónica
35%
Hired

Excellent Delivery

Strong capabilities and highly skilled team

Very Strong by GlobalData
Managed **Hybrid Cloud** & **Security** Services

Leader by Gartner
Magic Quadrant Managed **IoT** Connectivity Services (9th consecutive year)

Sustainable Portfolio

Wide partner ecosystem

SERVICIOS ECOSMART

~60% of portfolio certified as ECOSMART
Cyber + Cloud + IoT + Big Data + AI

17 Telefónica

Infra, leading portfolio of FibreCos and critical infrastructure

Continued progress in roll-out expansion

Total FTTH Premises Passed[1] (m)


10
13
Dec-21
Dec-22
25
2026E

Bluevía (DEAL COMPLETE)
- **3.9m PPs as of Dec-22**
- **Green connectivity** to rural underserved areas

nexfibre (DEAL COMPLETE)
- **24k PPs in Q4 22**
- **Accelerating roll-out** to boost digital inclusion

ONNET FIBRA (Chile)
- **3.7m PPs in FY22**
- **Wholesale agreements** with Direct TV and Entel

UGG (Germany)
- **Operations in 8 Länder**
- MoUs to deploy **720k premises**

FiBrasil
- **3.3m PPs as of Dec-22** (+1.3m PPs in FY22)
- **Wholesale agreements** with Sky and Vero

ONNET FIBRA (Colombia)
- **2.4m PPs in FY22** (market leaders in FTTH)
- Liwa **wholesale agreement**

Successful execution of FibreCos at attractive valuations
eg. Bluevía 2.5 Bn EV @27.1xOIBDA; TEF retains 55% stake

Combining profitability and growth

TELXIUS

- **Growing financials[2]** (y-o-y organic):


Q4 22
7.8%
30.6%
Revenue
OIBDA
FY 22
2.8%
17.2%
Revenue
OIBDA

- **€421m revenue in FY22** (mainly USD); +12.6% reported y-o-y
- **€218m OIBDA, 52% margin FY22** (+6 p.p. y-o-y); +30.3% reported y-o-y
- **Deployment of new cable Tikal** (Guatemala/USA), partnership with AMX
- **70% T. Infra and 30% Pontegadea** after jointly acquiring KKR's stake (DEAL COMPLETE)

[1] Included in the total Group's FTTH PPs
[2] Constant perimeter (excluding tower business)

18 Telefónica

Q4 22 Results Mrs. Laura Abasolo CFCO & Head of T. Hispam

T. Hispam, value growth & improved returns 13.0 14.0 14.8 15.8 16.8 FTTH & Cable premises passed (m) 8% 6% 5% 5% 4% 25% 22% 19% 18% 19% FTTH & CableContract 6.0% 4.3% 4.2% 3.8% 2.8% 4.0% 2.3% 10.2% 1.2% (1.5%) Revenue OIBDA 23% 21% 22% 22% 22% 11% 15% 14% 15% 4% 1m contract & 0.8m FTTH net adds in FY 22 Focus on value-led ARPU growth FTTH transformation boosted by InfraCos OIBDA-CapEx +2.0% in FY 22 “Internet for all” connecting 3m people & receiving industry recognitions KPIs and OIBDA-CapEx growth Accesses Growth (y-o-y) Revenue & OIBDA growth (y-o-y organic) Margins (organic) Q4 21 Q1 22 Q2 22 Q3 22 Q4 22 19 OIBDA-CapExOIBDA Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Q4 21 Q1 22 Q2 22 Q3 22 Q4 22 Q4 21 Q1 22 Q2 22 Q3 22 Q4 22 13.1m FTTH

Deleverage trend confirmed, contained cost and sound liquidity 2.80x 2.60x 2.54x Dec-21 Dec-22 ND €35.3bn Total interest payment cost ex leases Contained interest payment costDeleverage trend confirmed Dec- 21 Dec-22 +100 bps in short- term rate = +€34m in interest payment 2.51x Post closing 1 Outstanding ESG financing at €17bn Sources of ESG Financing as of Feb -23 (€bn) 17.0 2.0 4.0 0.6 5.5 0.8 4.1 Telefónica, leading ESG financing telco Senior Bonds Syndicated RCF TSA Syndicated RCF Germany Total Hybrid Bonds Committed Credit Lines & Other 1 Including net proceeds from the recovery of Telxius tax payments in advance, after the acquisition of an additional stake in Telxius and the impact from the fibre assets acquisition by FibreCo Chile. 2. Excludes extraordinaries, mainly the tax refund. Debentures Brazil Dec-20 ND €26.1bn ND €26.7bn ND €26.4bn Sep-22 Comfortable liquidity position 11.7 Liquidity cushion, Dec-22 (€bn) 9.7 Cash position Undrawn credit lines & synd. credit facilities Cash liquidity 21.4 3.5 2.6 4.3 2.2 20242023 2025 2026 Gross debt maturities, Dec-22 (€bn) €3.1bn avg (-58% vs 4 yrs avg. at Dec-16) >80% Total fixed debt 13.1 yrs Avg. debt life Net Debt/OIBDAaL 20 Deleveraging despite M&A activity in 2022 3.86% 3.94% 3.76% 2

Conclusions Mr. José María Álvarez-Pallete Chairman & CEO

2023 guidance Targets 2023 Revenue “Low single digit growth” OIBDA “Low single digit growth” CapEx/Sales (ex spectrum) ~14% 2023 Dividend €0.3/share (cash) Dec-23 €0.15/sh. (cash) Jun-24 €0.15/sh. (cash) 2023 calendar payments Jun-23 €0.15/sh.; cash Dec-23 €0.15/sh.; cash 0.4% treasury stock cancelled1 21 2023 guidance organic and including 50% of VMO2 Shareholder remuneration 1. The adoption of the corresponding corporate resolutions will be proposed to the AGM for the cancellation of the shares representing 0.4% of the share capital held as treasury stock (June 30th, 2022). Boost profitable growth Double down on simplicity Decreasing Capex/Sales ratio

Strategic pillars T. Hispam Core Markets Value-Adding Group Evolving our framework and boosting ambitions for 2023 1 Vision & ambition Drive profitable growth, from leading players in attractive, at-scale markets 22 2 3 4 5 Sustain Growth & crystallise value, by focusing on being a digital B2B specialist Unlock value from TEF digital infrastructure, accelerating deployments and enabling further monetisation Sustainable regional player, providing optionality for the group Scaled group, focusing on driving shareholder value, power & simplicity

• Guidance “low single digit growth” in Rev/OIBDA, 1 p.p. reduced CapEx intensity, sustained cash dividend • Changing connectivity paradigm through differentiated connectivity • Pursuing a fairer regulatory environment • We delivered on updated 2022 guidance despite a challenging context • Executing on strategy; strong performance sustaining organic growth and smart capital allocation • Sound FCF generation proves the effectiveness from more flexible operations and a right financial strategy • Solid sustainability record; validated by 3rd party ratings; sector leader in sustainable financing • At the forefront for the future on digital capabilities; leveraging NaaS Summary • Robust and future-proof networks; technological leader in fibre • Sequential improvement in y-o-y organic growth in revenue, OIBDA & OIBDA-CapEx • Record FCF and net debt reduction reflecting tax refund and Bluevía 45% stake sale 23

Results presentation and Q&A Session Telefónica’s management will host a webcast on 23 February at 10:00 AM (CET), 9:00 AM (GMT), and 4:00 AM (EST) Participants from Telefónica • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details. click here. • José María Álvarez-Pallete l Chairman & CEO • Ángel Vilá l COO • Laura Abasolo l CFCO & Head T. Hispam • Lutz Schüler l CEO Virgin Media O2 • Eduardo Navarro l Chief Corporate Affairs & Sustainability Officer • Adrián Zunzunegui l Global Director of Investor Relations Webcast Q&A Session

For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US: A List 2022 Bloomberg GEI 2023 1st company worldwide in 2021 Digital Inclusion Benchmark 1st in sector 2022 Member of DJSI Europe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 23, 2023	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.